VOTING INSTRUCTION FORM

ELDORADO GOLD CORPORATION

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: SPECIAL MEETING
MEETING DATE: TUESDAY, FEBRUARY 21, 2012 AT 9:00 A.M. EST
RECORD DATE: FOR HOLDERS AS OF JANUARY 19, 2012
PROXY DEPOSIT DATE: FEBRUARY 16, 2012
ACCOUNT NUMBER:
CUSIP: 284902103 CUID: S88811 E CONTROL NO. :

APPOINTEE(S) ROBERT R. GILMORE, DAWN MOSS

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S) | VOTING RECOMMENDATIONS

1 *- TO APPROVE THE ISSUANCE OF COMMON SHARES OF THE COMPANY IN CONNECTION WITH THE PROPOSED ACQUISITION OF EUROPEAN GOLDFIELDS LIMITED, AND THE ISSUANCE OF COMMON SHARES OF THE COMPANY ISSUABLE UPON VALID EXERCISE OF THE REPLACEMENT STOCK OPTIONS, ALL AS MORE PARTICULARLY DESCRIBED IN THE ACCOMPANYING INFORMATION CIRCULAR OF THE COMPANY. ------->>> FOR 0039900 --->>> 1 ☐ FOR ☐ AGAINST

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

VOTE USING YOUR MOBILE DATA DEVICE SUCH AS SMART PHONES AND TABLETS AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

THIS SPACE INTENTIONALLY LEFT BLANK.

ITEM(S) FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK

0000

2 ITEM(S)
SHARE(S)

CONTROL NO. : ➔

Broadridge

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

S88811 E
1 OF 1

ELDORADO GOLD CORPORATION
1188-550 BURRARD STREET
BENTALL 5
VANCOUVER, BC V6C 2B5
CANADA

* ISSUER CONFIRMATION COPY - INFO ONLY *
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S) DATE (DD/MM/YY)
* INVALID IF NOT SIGNED *

06